EXPENSE CAP/REIMBURSEMENT AGREEMENT


         This Agreement is entered into as of the 21st day of July, 2004 between Badgley, Phelps and Bell, Inc. (the "Adviser") and Badgley Funds, Inc. (the "Company") on behalf of the Badgley Growth Fund (the "Growth Fund") and the Badgley Balanced Fund (the "Balanced Fund") (collectively, the "Funds").

         WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the level described below.

                  NOW THEREFORE, the parties agree as follows:

         The Adviser agrees that until September 30, 2005, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated June 23, 1998, and/or assume expenses for the applicable Fund to the extent necessary to ensure that the Growth Fund's total operating expenses (on an annual basis) do not exceed 1.50% of the Growth Fund's average daily net assets and that the Balanced Fund's total operating expenses (on an annual basis) do not exceed 1.30% of the Balanced Fund's average daily net assets.

         The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the applicable Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.



                                 BADGLEY, PHELPS AND BELL, INC.


                                 By:      /S/ STEVEN C. PHELPS
                                          --------------------
                                          Steven C. Phelps,
                                          Chief Executive Officer




                                 BADGLEY FUNDS, INC.


                                 By:      /S/ J. KEVIN CALLAGHAN
                                          ----------------------
                                          J. Kevin
                                          Callaghan, President

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